Exhibit 21
List of Doral Financial Corporation
Subsidiaries

Jurisdiction of
Name of Subsidiary	Incorporation
Doral Mortgage Corporation	Puerto Rico
Doral Securities, Inc.	Puerto Rico
Doral Bank	Puerto Rico
Centro Hipotecario de Puerto Rico, Inc.	Puerto Rico
Doral Money, Inc.	Delaware
SANA Mortgage Corporation	Puerto Rico
Doral Bank, FSB	USA
Doral International, Inc.	Puerto Rico
Doral Insurance Agency, Inc.	Puerto Rico
Doral Properties, Inc.	Puerto Rico
CB, LLC	Puerto Rico